SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND SIXTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify that, for all due purposes and intents, on August twelve, two thousand and sixteen, at the Corporate Offices, on Av. Presidente Vargas n° 409 – 13º floor, Rio de Janeiro – RJ a meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras was held. The session was chaired by President JOSÉ LUIZ ALQUÉRES, and attrended by the following Counselors WILSON FERREIRA JUNIOR, CARLOS EDUARDO RODRIGUES PEREIRA, ELENA LANDAU, MOZART DE SIQUEIRA CAMPOS ARAÚJO, over video-conferencing, ESTEVES PEDRO COLNAGO JUNIOR, through teleconferencing, VICENTE FALCONI CAMPOS, and by electronic vote, JOSÉ PAIS RANGEL. Absent with justification Counselor ANA PAULA VITALI JANES VESCOVI. Decision: 2nd Quarter. The session was attended by the Chief Financial and Investor Relations Officer, Armando Casado de Araujo, the Senior Accountant of Eletrobras, Mr. Rodrigo Vilella Ruiz, and the Manager of the Investor Relations, Mrs. Paula Prado Rodrigues, to present the financial information for the second quarter of the year. The meeting was also attended by Eletrobras Audit Managers, Mr. Eduardo Cesar Pasa, Luis Felipe Vital Nunes Pereira, by video-conferencing, and Ronaldo Dias, in person. The complete Financial Statements were submitted in electronic media format on August 7, 2016 to the Management and Tax Counselors. The main issue in the Financial Statements for the second quarter of 2016 (2Q16) discussed was the possible effects of Ordinance (Portaria) no. 120, of APRIL 20, 2016, wherein the Ministry of Mines and Energy establishes the payment and compensation conditions in connection with the Basic Grid of the Existig System (Rede Básica do Sistema Existente – RBSE) and the taxes owed, as stipulated on Normative Instruction by The Brazilian Federal Revenue Office (IN RFB) 1515/14, given this would create a mismatch between the income from indeminities, to be passed on to Eletrobras over a term of 8 years, and the mandatory nature of payments to the The Brazilian Federal Revenue Office (Receita Federal – RFB). On this, the Collegiate instruction was for Eletrobras to book the RBSE amounts in 2Q16 and place a formal query to the Brazilian Federal Revenue Office and, consequently, avoid the payement of fines and interest. Counselor ESTEVES PEDRO COLNAGO JR. offered to help in any way possible. The Chairman suspended the session until Eletrobras has assessed all the points raised and for the procedures to be resumed on 15 AUGUST 2016, to define a position from the Collegiates. On 15 August 2016, after having duly analyzed the Financial Statements and considering adequate the review undertaken, they were approved unanimously by the Board of Directors, Audit Council and the Executive Board of Eletrobras and the respective signed letters of Representation and original documents were delivered to KPMG. The other issues discussed in this meeting have been omitted from this certificate, given they pertain to issues internal to the Company, legitimate care, backed on the duty to Management secrecy, in compliance with “caput” of Article 155 of Law no 6,404 (Law of Corporations), and therefore outside the scope of the rule contained in paragraph 1 of article 142 of the previously mentioned Law. With no further to deal, the Chairman of the Boad Drew the session of the Seven Hundred and Sixty-Second Meeting of the Board of Directors. I hereby certify that the text above is a literal and true transcription of the Minutes contained in the 29th Book of Minutes of Meetings of the Boar of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, on pages 23 and following, from which I, MARIA SILVIA SAMPAIO SANT’ ANNA, Secretary of the Board, copied. The other decisions made at this meeting were omitted from this certificate, for dealing exclusively with internal issues of the Company, backed on the duty to Management secrecy, in compliance with “caput” of Article 155 of Law no 6,404 (Law of Corporations), and therefore outside the scope of the rule contained in paragraph 1 of article 142 of the previously mentioned Law. (aa) JOSÉ LUIZ ALQUÉRES,

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

WILSON FERREIRA JUNIOR, CARLOS EDUARDO RODRIGUES PEREIRA, ELENA LANDAU, ESTEVES PEDRO COLNAGO JUNIOR, MOZART DE SIQUEIRA CAMPOS ARAÚJO, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL. - Counselors; abd (a) MARIA SILVIA SAMPAIO SANT’ ANNA – Secretary.

Rio de Janeiro, August 15, 2016.

MARIA SILVIA SAMPAIO SANT’ ANNA
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.